Exhibit 99.1



Alliance One International, Inc. Tel: 919 379 4300
8001 Aerial Center Parkway Fax: 919 379 4346
Post Office Box 2009 www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE Contact: Joel L. Thomas
(919) 379-4300

August 4, 2009

Alliance One International Reports Continued Profitability in First Quarter Financial Results

Morrisville, NC – August 4, 2009 – Alliance One International, Inc. (NYSE: AOI) today announced results for its first fiscal quarter ended June 30, 2009.

First Quarter Results

For the quarter ended June 30, 2009, the Company reported net income of $14.5 million, or $0.16 per basic share, compared to net income of $15.3 million, or $0.17 per basic share, for the prior year quarter.

Robert E. Harrison, Chief Executive Officer, said "Following the quarter end on July 2, 2009 we completed the refinancing of our capital structure, which extends debt maturities, permits early repayments and maintains the appropriate level of committed working capital lines. Additionally, the new terms and conditions provide enhanced business flexibility, which better positions our Company as we look forward.

"Sales for the quarter declined versus the prior year due to later southern hemisphere purchasing and processing driven by crop timing, while gross profit and operating income were improved. Net income remained strong at $14.5 million with a modest $828 thousand decline due to an increased tax provision as anticipated. As we look forward, flue cured tobacco remains in tighter global supply which continues to place upward pressure on green prices paid to farmers and in turn prices paid by our customers. World supplies of burley tobacco that appeared to be in greater supply at the beginning of this season, due to the larger Malawi crop, have tightened some as Malawi crop size estimates have declined. Our burley purchases in various markets are selling through, while prices paid to farmers, and by our customers, are now increasing.

"We primarily sell our products in US dollars and incur the majority of our costs in various local currencies where we buy and process tobacco. The US dollar has again begun to depreciate versus a number of currencies including the Brazilian Real, our largest foreign currency cost exposure, which has been volatile over the last twelve months. Further foreign currency appreciation is anticipated as the global economy continues recovery from recent economic lows and we are proactively managing related costs. Improving operating efficiencies and evolving agronomy programs focused on increasing crop yields should also help to partially offset cost pressures going forward.

Mr. Harrison concluded, "We believe that continued plan execution with emphasis on further expense reduction, prudent risk management, product development and additional long term debt reduction are corner stones to enhance shareholder value, which we are focused on delivering."

Performance Summary for the First Fiscal Quarter Ended June 30, 2009

The following is a brief overview of our financial results for the quarter ended June 30, 2009. Additional information on our results may be found in our Quarterly Report on Form 10-Q filed on August 4, 2009.

Sales and other operating revenues decreased 10.6% to $410.5 million in 2009 primarily driven by an 11.6% decrease in kilos sold attributable mainly to later purchasing and processing following delayed southern hemisphere crop timing, which was partially offset by an increase in average sales prices.

> South America Region sales decreased $42.3 million driven by a 13.1 million kilo decrease in volumes sold resulting from later farmer purchases that were partially offset by price increases. Decreased volumes will be partially recovered in subsequent quarters; however, the current crop is smaller than last year.

> Other Regions sales decreased $5.3 million primarily as a result of a $0.15 per kilo decrease in average sales prices that was partially offset by an increase in kilos sold. Volume decreases in Europe and Africa were offset by increased volumes in Asia. In Turkey, we exited our flue cured and burley operations last year which resulted in decreased European volumes and average sales prices. In Africa, later crop timing which has delayed planned purchasing and processing also resulted in decreased volumes compared to the prior year. In Asia, volumes were significantly higher than the prior year due to delayed shipments from last year that moved into the current quarter. Improved customer pricing also contributed to increased results in Asia. Processing and other revenues decreased 11.5% to $8.5 million in 2009 primarily as a result of decreased processing volumes and prices in Africa and Europe that were partially offset by increased processing volumes and prices in Asia.

Gross profit as a percentage of sales increased 14.7% to $88.0 million in 2009 and gross profit as a percentage of sales increased from 16.7% in 2008 to 21.4% in 2009.

> South America Region gross profit increased $8.1 million mainly driven by product mix change compared to the prior year as well as increased average sales prices. Partially offsetting the increase in gross profit was the impact of the reduction in volumes and decreased gains on derivative financial instruments.

The region also benefited from positive exchange rate variances, primarily the Brazilian Real, compared to the prior year.

Other Regions gross profit increased $3.2 million mainly attributable to the Asia region as a result of the delayed shipments from last year into the current quarter. Slightly increased margins across all other regions were substantially offset by the negative impact of exchange rate variances, primarily the Euro.

Selling, administrative and general expenses decreased 5.0% to $36.3 million in 2009 primarily due to gains on forward currency contracts that hedge these costs that are denominated in various foreign currencies.

Other income (expense) was $(0.4) million in 2009 compared to $2.3 million in 2008. Losses on sale of receivables under our revolving trade accounts receivable securitization agreement are recorded as a component of other income (expense). Primarily gains on assets held for sale offset these losses resulting in a net expense of $(0.4) million in 2009 and income of $2.3 million in 2008.

Interest expense increased $0.6 million to $25.0 million in 2009 primarily due to increased amortization of debt costs as a result of additional fees paid in connection with amendments to our senior secured credit facility during fiscal 2009.

Effective tax rates were 45.2% in 2009 and 10.7% in 2008. The variance in the effective tax rates is primarily related to the volatility of various currencies in which we incur costs and the utilization of foreign tax credits. Volatility caused large taxable local currency exchange gains and directly impacted the effective tax rate increasing it from a forecasted 23.3% to an actual 45.2% for the quarter. We anticipate the effective tax rate for the year ended March 31, 2010 will be 38.4% after absorption of discrete items.

Income from discontinued operations. The exit from our discontinued operations was completed in fiscal 2009, while income in 2008 was primarily a result of the finalization of our exit from the discontinued wool operations.

Liquidity and Capital Resources

As of June 30, 2009, available credit lines and cash increased 5.7% over the fiscal year ended March 31, 2009 to $517.1 million comprised of $67.6 million in cash, $415.7 million of credit lines and $33.8 million for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities or outstanding public notes, as they may permit.

2010 Fiscal Year, First Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its first fiscal quarter ended June 30, 2009, on August 5, 2009 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET, August 5th through 11:00 A.M. August 10th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 3065043. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those described in forward-looking statements can be found in AOI's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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Condensed Statement of Consolidated Income	June 30, 2009	June 30, 2008
(in thousands, except per share amounts)		
Sales and other operating revenues	$410,484	$459,165
Cost of goods and services sold	322,522	382,503
Gross profit	87,962	76,662
Selling, administrative and general expenses	36,328	38,234
Other income (expense)	(440)	2,273
Restructuring and asset impairment charges	-	495
Operating income	51,194	40,206
Interest expense (includes debt amortization cost of $1,852 in 2009 and $941 in 2008)	24,968	24,429
Interest income	915	937
Income before income taxes and other items	27,141	16,714
Income tax expense	12,265	1,792
Equity in net income of investee companies	-	-
Income from continuing operations	14,876	14,922
Income from discontinued operations, net of tax	-	509
Net income	14,876	15,431
Less: Net income attributable to noncontrolling interests	399	126
Net income attributable to Alliance One International, Inc.	14,477	15,305
Amounts attributable to Alliance One International, Inc.		
Income from continuing operations, net of tax	14,477	14,796
Income from discontinued operations, net of tax	-	509
Net income attributable to Alliance One International, Inc.	14,477	15,305
Basic earnings per share		
Net income from continuing operations	$ .16	$ .16
Income from discontinued operations	-	.01
Net income	$ .16	$ .17
Diluted earnings per share		
Net income from continuing operations	$ .16	$ .16
Income from discontinued operations	-	.01
Net income	$ .16	$ .17
Average number of shares outstanding:		
Basic	88,479	88,207
Diluted	89,170	89,234